James F. Roberts
Chairman of the Board of Directors
and Chief Executive Officer

March 23, 2009

VIA ELECTRONIC TRANSMISSION

AND FACSIMILE

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9210

Re:	Foundation Coal Holdings, Inc. Proxy Statement on

Schedule 14A, Filed April 8, 2008 – File No. 1-32331

Dear Mr. Schwall:

On behalf of Foundation Coal Holdings, Inc., we are writing to respond to the additional telephone conversations held during the week of March 16, 2009 with the Securities and Exchange Commission (the “Staff”). These communications followed previous verbal communications via voicemail of December 23, 2008 relating to our response letter submitted to the Staff on November 24, 2008, the Staff’s comment letter dated November 13, 2008, our response letter submitted to the Staff on October 17, 2008, the voicemail of Donna Levy of the Staff on October 17, 2008, our response letter submitted to the Staff on September 12, 2008, and the Staff’s comment letter dated July 31, 2008. The Staff’s comments have been reproduced below in italics, followed by the Company’s response.

Proxy Statement on Schedule 14A

[W]e don’t think enough of a case has been made for the competitive harm and we would refer you in particular to the C&DI materials that are available publicly on the SEC website with regard to Regulation S-K and Question 118.04. In particular, that indicates amongst other things that the company must have a recent basis for concluding after consideration with specific facts, etc., etc. and that the company has to make its determination based on the established annexure which constitutes confidential, commercial or financial information. Basically, we think that it’s unclear from the argument why simply disclosing targets which are not forecasts but in this case are targets and would be already historical by the time disclosed would cause you competitive harm absent additional information.

Securities and Exchange Commission
March 23, 2009

Response

We acknowledge the Staff’s comment. The individual performance targets related to internal processes, customer/quality, and learning and development are subjective with the exception of the Company’s strategic growth plans and implementation strategies. We are disclosing specific quantifiable targets as it relates to financial and operational performance except at it relates to mine cash cost per ton or margins per ton on arbitrage and trade coal sales. Disclosure of such specific non-publically disclosed per unit basis metrics would provide our competitors and coal purchasers with confidential information relating to our mines’ cost structures and trade and sales strategy and would provide them with information that they can use to our detriment, and would result in substantial competitive harm to us.

The specific mine cash cost per ton is a figure that cannot be calculated from information that is publically available in external reporting or through other public disclosures such as investor or analyst meetings. The average cash cost per ton on a regional basis is published in external financial reports, however the specific mines’ cash costs per ton is not required to be published externally and is maintained as confidential information. The regional cost per ton figures are averaged over mines with different qualities of coal and different mine cost structures, thus a high level of specificity is not achievable by competitors. As it relates to the arbitrage and trade margins, the same approach is taken by the Company not to divulge such information in external reporting or through other public disclosures such as investor or analyst meetings. In a highly competitive business whereby coal is marketed and purchased on a delivered cents per million Btu basis, this specific information could cause a sales opportunity to be missed by the smallest of amounts. Both the mine cash cost per ton and the arbitrage and trade margins could be used by coal producers as well as coal purchasers to gain a competitive advantage to the detriment of the Company. Disclosure of these specific financial and operational performance metrics would result in substantial competitive harm to the Company from other coal suppliers as well as our customers who purchase coal in an intensely competitive industry.

As it relates to growth strategies, the Company establishes targets for acquisition opportunities that state the objectives to be achieved by executing the strategy such as the amount of EBITDA growth needed before the opportunity would be considered or pursued. This information provides the business development function the necessary direction to assess external opportunities. If this information is known by competitors as well as potential acquisition targets, it places the Company in a less advantageous position to pursue or negotiate possible transactions. Thus, disclosure of this specific growth information would result in substantial competitive harm to the Company from other competitive producers as well as potential acquisition targets.

Based on the above-mentioned reasons, we will provide the following response:

The individual performance targets address the key result areas of finance, internal process, customer/quality and learning and development. The individual performance targets related to internal process, customer/quality, and learning and development are subjective with the exception of the company’s strategic external growth plans and

U.S. Securities and Exchange Commission
Foundation Coal Holdings, Inc.

implementation strategies. The determination of the actual individual performance targets is a subjective process based upon the particular business drivers for the key results areas (described below). Once actual individual performance targets are determined, specific metrics are applied to the individual performance targets and are used to compare against actual performance. This comparison will determine if an executive officer has met his or her individual performance targets. We are disclosing specific quantifiable targets as it relates to historic financial and operational performance. We have not disclosed certain targets that are derived from financial and operational performance and that breakdown the performance on a non-publically disclosed per unit basis such as mine cash cost per ton, margins per ton of produced coal, or per ton margins on arbitrage and trade coal sales. Such disclosure of non-public information would result in substantial competitive harm, particularly with respect to our privately-held competitors who are not required to disclose such information, and with respect to coal purchasers who can use this information in negotiating transactions. Counterparties or competitors could use this non-public confidential information against the company in the bidding process for coal supply agreements by better understanding the specific mine’s cost structure or strategy for attaining a profit objective.

We are not disclosing strategic external growth plans and implementation strategies as such disclosure could place the company in a less advantageous position to pursue or negotiate possible transactions. Thus, disclosure of specific growth targets or objectives such as desired EBITDA growth through acquisition or merger could provide information that would result in substantial competitive harm to the company from other competing bidders as well as potential acquisition targets.

The actual individual performance targets for the named executive officers are characterized under the key result areas and are defined as follows:

Financial

The financial target primarily includes providing operational and financial leadership to achieve the planned company operational and financial targets for 2007 set at the end of 2006 in the normal course of budgeting. These targets included EBITDA of $324.8 million, diluted earnings per share of $1.02, free cash flow of $92.4 million, capital expenditures of $232.4 million (excluding lease by application installments in Wyoming), production of 73.6 million tons, mine controllable cash costs, shipments of 74.5 million tons and revenues of $1,498.9 million.

Internal Processes

The internal processes target primarily includes providing leadership efforts to ensure compliance with the Sarbanes Oxley Act; monitoring business process improvements impact on EBITDA; monitoring safety incidence rates; developing plans and initiatives regarding general equipment management, supply chain processes; developing plans to standardize engineering and operating reviews required for safe and efficient operations; and developing a market strategy plan.

U.S. Securities and Exchange Commission
Foundation Coal Holdings, Inc.

Customer/Quality

The customer/quality target primarily includes transitioning of budgets and forecasts to the new SAP financial software; conducting an organizational assessment for Foundation’s process management and developing an action plan based on the assessment; conducting a customer survey; monitoring site customer service improvement plans and developing an action plan.

Learning and Development

The learning and development target primarily includes participating in and supporting the succession planning process and enrolling in educational seminars, including Foundation sponsored corporate training initiatives.

The actual individual performance targets for Mr. Roberts are characterized under the key result areas and are defined as follows:

Financial

The financial target primarily includes providing operational and financial leadership to achieve the planned company operational and financial targets for 2007 set at the end of 2006 in the normal course of budgeting included EBITDA of $324.8 million, diluted earnings per share of $1.02, free cash flow of $92.4 million, capital expenditures of $232.4 million (excluding lease by application installments in Wyoming), production of 73.6 million tons, mine controllable cash costs, shipments of 74.5 million tons and revenues of $1,498.9 million.

Internal Processes

The internal processes target primarily includes providing leadership efforts to develop initiatives that identify opportunities to meet or exceed the financial budget; ensuring completion of installation of major SAP modules in a timely manner; and developing a plan with the goals of reducing safety and health risks, improving productivity, and expanding the use of coal.

Customer/Quality

The customer/quality target primarily includes conducting a customer survey and shareholder perception study and developing related action plans.

Learning and Development

The learning and development target primarily includes participating in and supporting the succession planning process and enrolling in educational seminars, including Foundation sponsored corporate training initiatives.

U.S. Securities and Exchange Commission
Foundation Coal Holdings, Inc.

Foundation Coal Holdings, Inc. acknowledges that:

•	The companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (410) 689-7512 if you wish to discuss our response to this comment letter.

Very truly yours,

/s/ James F. Roberts
James F. Roberts
Chairman of the Board of Directors and Chief Executive Officer
Foundation Coal Holdings, Inc.